Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

NEWS RELEASE

Release Time	IMMEDIATE
Date	24 June 2008
Number	22/08

BHP BILLITON ANNOUNCES INCREASE IN IRON ORE AND MANGANESE RESOURCES AND RESERVES

BHP Billiton announced a 46 per cent increase in the Mineral Resource and a 23 per cent increase in the Ore Reserve at Western Australia Iron Ore, an 11 per cent increase in the Mineral Resource and a 30 per cent increase in the Ore Reserve at Samarco Mineracao and an 82 per cent increase in the Mineral Resource at Samancor Manganese. Work is in progress to incorporate the new Manganese Resource and estimate its impact on Manganese Reserves.

Western Australia Iron Ore Mineral Resource and Ore Reserve upgrade

The Western Australia Iron Ore Mineral Resource increased by 3.7 billion wet metric tonnes (tonnes) to 11.7 billion tonnes, and the Ore Reserve increased by 571 million wet tonnes to 3 billion tonnes, both in 100 per cent terms. BHP Billiton’s attributable share of the Mineral Resource is 10.3 billion tonnes and Ore Reserve is 2.6 billion tonnes.

In 100 per cent terms, approximately 2.3 billion tonnes of Mineral Resource has been defined at the Jinayri and Marillana deposits, 1 billion tonnes has been defined at Area C and Yandi, and 442 million tonnes has been defined at the Eastern Pilbara mining hub.

The strategy to blend Yarrie (Mt Goldsworthy JV - Northern) mine production with Newman and Mining Area C mine production has resulted in an increase in the Yarrie Mineral Resource to 171 million tonnes and in an increase in the Yarrie Ore Reserve to 24 million tonnes in 100 per cent terms.

In 100 per cent terms, the increase in Ore Reserves includes 180 million tonnes of Brockman ore at Packsaddle (Mining Area C), 41 million tonnes of Brockman ore at Newman, 172 million tonnes of Brockman ore at Jimblebar and 178 million tonnes of Channel Iron Deposit ore at Yandi.

Full details are provided in Figures 1, 2 and 3, and Tables 1 and 2.

Samarco Mineral Resource and Ore Reserve upgrade

In 100 per cent terms, the Samarco Mineral Resource increased by 327 million dry tonnes to 3.3 billion tonnes and the Ore Reserve increased by 144 million dry tonnes to 624 million tonnes. BHP Billiton’s attributable share of the Mineral Resource and Ore Reserve is now approximately 1.7 billion tonnes and 312 million tonnes respectively. Full details are provided in Tables 1 and 2.

Samancor Manganese Mineral Resource changes

Samancor Manganese Mineral Resource has increased by 213 million dry tonnes to 473 million tonnes, in 100 per cent terms. The increase is mainly due to the inclusion of the Upper Body at Wessels Mine and the Top Cut at Mamatwan mine, along with the signing of the agreement1 between Samancor Manganese and Ntsimbintle Mining Pty Ltd, a Black Economic Empowerment (BEE) party in the Kalahari. Consent has been given by the Minister to the Ntsimbintle transaction on a section 11 application (the vending of the prospecting rights into an existing mining right); Samancor Manganese Pty Ltd is still awaiting the letter of consent and approval. BHP Billiton’s interest in the total Mineral Resource in South Africa has reduced from 60 per cent to 54.6 per cent as a result of the transaction. BHP Billiton’s total attributable share of the Manganese Mineral Resources is now 267 million tonnes. Full details are provided in Table 3.

Competent Person’s Statement

The statement of Mineral Resources and Ore Reserves being presented has been produced in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves, December 2004 (the JORC Code). This information is based on information prepared by the relevant Competent Persons and relates to Mineral Resources and Ore Reserves forecast as at 30 June 2008. Competent Persons are named in footnotes to Tables 1, 2 and 3.

All Competent Persons are full time employees of BHP Billiton (unless otherwise stated), have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined in the JORC Code. All Competent Persons are members of either the Australian Institute of Mining & Metallurgy (AusIMM) or the Australian Institute of Geoscientists (AIG) or a Recognised Overseas Professional Organisation (ROPO). The Competent Persons consent to the inclusion in this report of the matters based on their information in the form and context in which it appears.

[1]	Refer note 4 to table 3.

Figure 1. BHP Billiton Iron Ore Tenement holding showing locations of Jinayri and Marillana bhpbilliton
N
PORT HEDLAND
NORTH WEST
COASTAL
HWY
NIMINGARRA
YARRIE
COASTAL
HWY
GOLDSWORTHY CENTRAL
NORTHERN AREAS
Marble Bar
HWY
NORTHERN
White Springs
ROY HILL
GREAT
MARILLANA
Munjina Roadhouse
KARIJINI
NATIONAL PARK
UPPER
MARILLANA
MUNJINA
YANDI
MINISTERS NORTH
JINAYRI
ROCKLEA
MINING
AREA C
JIRRIDI
COONDINER
OPHTHALMIA
COONDEWANNA
PRAIRIE
DOWNS
WESTERN
RIDGE
WEST
JIMBLEBAR
JIMBLEBAR
EAST
JIMBLEBAR
NEWMAN
PORT HEDLAND
AUSTRALIA
WESTERN
AUSTRALIA
PERTH
LOCATION MAP
LEGEND
BHP Billiton Railroad
Exploration Project
Town
Road
SCALE 1 : 2 000 000
0 10 20 40 60 80 100km
TENEMENT LEGEND
BHP Billiton (BHPB 100% - includes Jimblebar)
Goldsworthy JV
Mt Newman JV
Yandi JV
BHPB Iron Ore Pty Ltd Tenements (BHPB 85%)
BHP Coal tenements
BHP Billiton Iron Ore
Tenement Location Plan
June 2008

Figure 2. Jinayri map showing deposit outlines, drill hole locations and areas of interpolation versus extrapolation

Figure 3. Marillana map showing deposit outline and drill hole locations

Table 1. Iron Ore Mineral Resource Statement

Iron Ore Customer Sector Group

Mineral Resources

The table below details the total inclusive Mineral Resource for the Iron Ore Customer Sector Group estimated at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008																										30 June 2007
		Measured Resource						Indicated Resource						Inferred Resource						Total Resource						Total Resource
Commodity Deposit (1)(2)(3)(4)(5)(6)	Ore Type	Millions of wet metric tonnes	Grade					Millions of wet metric tonnes	Grade					Millions of wet metric tonnes	Grade					Millions of wet metric tonnes	Grade					Millions of wet metric tonnes	BHP Billiton Interest %
			% Fe	% P	% SiO2	% AI2O3	% LOI		% Fe	% P	% SiO2	% AI2O3	% LOI		% Fe	% P	% SiO2	% AI2O3	% LOI		% Fe	% P	% SiO2	% AI2O3	% LOI
Iron Ore
Mt Newman JV (7)	BKM	416	63.3	0.08	4.4	2.0	2.3	842	61.2	0.09	6.0	2.4	3.3	1,780	60.3	0.13	4.6	2.7	5.8	3,038	61.0	0.11	5.0	2.5	4.6	1,601	85
	MM	30	61.4	0.06	3.1	1.6	6.9	159	59.7	0.06	4.1	2.6	7.1	860	59.5	0.07	4.0	2.5	7.2	1,049	59.6	0.07	4.0	2.5	7.2	905
Jimblebar (8)(9)	BKM	144	61.6	0.09	5.3	2.8	3.8	598	60.6	0.11	4.9	3.0	4.9	860	60.1	0.13	4.9	3.0	5.4	1,602	60.4	0.12	4.9	3.0	5.1	1,341	100
	MM	—	—	—	—	—	—	—	—	—	—	—	—	20	60.2	0.11	3.3	2.7	6.9	20	60.2	0.11	3.3	2.7	6.9	20
Mt Goldsworthy JV Northern (10)	NIM	26	61.1	0.06	8.3	1.4	2.4	105	61.8	0.05	7.6	1.1	1.8	40	61.3	0.05	9.0	1.2	1.5	171	61.6	0.05	8.0	1.2	1.8	157	85
Mt Goldsworthy JV Area C (11)(12)	BKM	102	60.0	0.14	4.1	2.8	6.2	331	59.0	0.13	5.5	2.9	6.3	850	58.7	0.13	6.3	2.6	6.2	1,283	58.9	0.13	5.9	2.7	6.2	1,070	85
	MM	206	62.1	0.06	3.1	1.7	6.0	301	60.7	0.06	4.2	2.1	6.3	430	61.8	0.06	3.3	1.8	6.1	937	61.5	0.06	3.5	1.9	6.1	798
Yandi JV (13)(14)	BKM	—	—	—	—	—	—	—	—	—	—	—	—	1,080	59.3	0.14	4.8	2.3	7.2	1,080	59.3	0.14	4.8	2.3	7.2	190	85
	CID	1,125	56.7	0.04	6.0	1.7	10.7	519	56.1	0.04	6.8	1.9	10.7	200	56.7	0.04	6.2	2.1	10.4	1,844	56.6	0.04	6.3	1.8	10.7	1,246
BHP Billiton Minerals	BKM	—	—	—	—	—	—	—	—	—	—	—	—	240	60.7	0.13	4.3	2.3	6.0	240	60.7	0.13	4.3	2.3	6.0	240	100
BHP Coal	BKM	—	—	—	—	—	—	—	—	—	—	—	—	280	60.2	0.13	4.1	2.9	6.4	280	60.2	0.13	4.1	2.9	6.4	280	100
	MM	—	—	—	—	—	—	51	60.4	0.06	4.6	2.3	6.1	130	61.9	0.06	3.9	2.1	5.2	181	61.5	0.06	4.1	2.2	5.5	181
		Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes
Samarco JV (15)	ROM	945	43.6	0.05				1,434	39.7	0.05				927	37.7	0.05				3,306	40.3	0.05				2,979	50

(1)      Resources are divided into joint ventures and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations. These are BKM – Brockman, MM – Marra Mamba and NIM – Nimingarra. The CID – Channel Iron Deposits are Cainozoic fluvial sediments. ROM – Run of mine for Samarco, comprising itabirites and friable hematite ores.

(2)       The resource grades listed, Fe – iron, P – phosphorous, SiO2 – silica, Al2O3 – alumina refer to in situ mass percentage on a dry weight basis. LOI – loss on ignition, refers to loss of mass (dry basis) during the assaying process. Tonnages are based on wet tonnes for Western Australian Iron Ore (WAIO) deposits using the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. %Pc – phosphorous in concentrate.

(3)      Competent Persons – Mt Newman JV: M Wozga (MAusIMM), M Smith (MAusIMM). C Williams (MAIG). Jimblebar: M Smith (MAusIMM), H Arvidson (MAusIMM), M Wozga (MAusIMM). Mt Goldsworthy JV Northern: S Harrison (MAIG), M Wozga (MAusIMM). Mt Goldsworthy JV Area C: D Reid (MAusIMM), C Williams (MAIG). Yandi JV: S Harrison (MAIG), H Arvidson (MAusIMM). BHP Billiton Minerals: S Harrison (MAIG). BHP Coal: H Arvidson (MAusIMM), M Smith (MAusIMM). Samarco JV: L Bonfioli (MAusIMM), employed by Samarco Minerção SA.

(4)      Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate resources: Mt Newman JV 50%Fe for Whaleback deposit (which supplies beneficiation feed), 54%Fe for other BKM and MM deposits; Jimblebar 54%Fe for BKM and MM; Mt Goldsworthy JV 55-56.5%Fe for NIM (except Cattle Gorge, Cundaline, Nimingarra A and B – 50%Fe), 54%Fe for BKM and MM; Yandi 52%Fe for CID, 54% for BKM; BHP Coal 54%Fe for BKM, 50-54%Fe for MM; BHP Minerals 54%Fe for BKM.

(5)      The Mineral Resources are reported after adjustment for depletion which occurs when the material is mined. For WAIO the adjustments are based on aerial surveys as of the end of March 2008 plus production forecasts for the period April–June 2008. For Samarco, depletion is based on actual production from July 2007 to April 2008 with production forecast for May and June 2008.

(6)      The level of detail available from drilling, outcrop and geophysical data, and combined with existing geological mapping and/or operational information was sufficient to support appropriate resource modelling. The resource estimation process followed by BHPBIO is well established and is consistent with standard industry practice. The classification of the resources is based on both qualitative and quantitative approaches, by applying data density, data quality, geological confidence criteria, estimation performance and reconciliation information.

(7)       Changes for Mt Newman JV are due to additional resource definition drilling, new geological interpretation and resource models for Jinayri, Whaleback, OB24, OB25 Pit 4 and OB30, and change to cut-off grade for OB29 and OB30 from 58%Fe to 54%Fe. Jinayri (BKM) is an Inferred Resource of 1.4 billion wet metric tonnes being reported for the first time. Inferred Resource for Jinayri has been estimated using interpolation and extrapolation. For Jinayri, interpolated material has a maximum drill spacing of 300m between section lines and 100m between drill holes on the same section. Extrapolated material is based on a sectional projection of 150m (strike) and 50m (section) beyond the drill holes. The proportion of the Inferred Resource that is based on extrapolated data is 15%.

(8)      Changes to Jimblebar are due to additional resource definition drilling, new geological interpretation and resource modelling for Jimblebar W1/2. The Mineral Resource at Wheelarra Hill 1 and 2 deposits has increased by 266 million wet metric tonnes, with 150 million wet metric tonnes, upgraded from Inferred Resource to Indicated Resource.

(9)      The Jimblebar Resources listed include the Wheelarra Hill 3, 4, 5, 6 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005, the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar Reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture tonnes. This disclosure and the financial statements are prepared on this basis.

(10)    Changes to Mt Goldsworthy JV Northern are due to a change in cut-off grade from 56.5%Fe to 50%Fe for Cattle Gorge, Cundaline, Nimingarra A and B deposits. A new resource model for Cundaline has been completed based on new resource definition drill holes and geological interpretation.

(11)    Changes to Mt Goldsworthy JV Area C are due to additional resource definition drilling, new geological interpretation and resource models for A and B Deposits, and Packsaddle 1 and 3. The total Mineral Resource at A Deposit has increased by approximately 160 million wet metric tonnes. The total Mineral Resource at Packsaddle 1 and 3 deposits has increased by 103 million wet metric tonnes and 111 million wet metric tonnes respectively. For Packsaddle 1 deposit 56 million wet metric tonnes was converted to Measured Resource and 196 million wet metric tonnes to Indicated Resource from Inferred Resource compared to 2007 reported Mineral Resource. Packsaddle 3 deposit, 46 million wet metric tonnes was upgraded to Measured Resource and 136 million wet metric tonnes to Indicated Resource from Inferred Resource.

(12)    The Area C Resources listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the resources in C Deposit. This disclosure and the financial statements are prepared on this basis.

(13)    Changes to Yandi JV are due to a change in CID cut-off grade from 56%Fe to 52%Fe. Other changes are due to additional resource definition drilling, new geological interpretation and resource modelling for Yandi W1 and Marillana (BKM). Marillana, an Inferred Resource, has increased from 190 million wet metric tonnes to 1,080 million wet metric tonnes.

(14)    The Yandi Resources listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants BHP Billiton Minerals Pty Ltd (68%). ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi JointVenture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the resources in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

(15)    The changes to Samarco’s Mineral Resources are due to additional drilling, changes in resource classification criteria, new geological models and changes to the cut-off grades.

Table 2. Iron Ore - Ore Reserve Statement

Iron Ore Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Iron Ore Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008																					As at 30 June 2008
		Proved Ore Reserve						Proved Ore Reserve						Total Ore Reserve							Total Ore Reserve
Commodity Deposit(1)(2)(3)(4)(5)(6)(7)	Ore Type	Millions of wet metric tonnes	Grade					Millions of wet metric tonnes	Grade					Millions of wet metric tonnes	Grade					Mine Life(3)	Millions of wet metric tonnes	Mine Life(3)	BHP Billiton Interest %
			%Fe	%P	%SiO2	%A12O3	%LOI		%Fe	%P	%SiO2	%A12O3	%LOI		%Fe	%P	%SiO2	%A12O3	%LOI
Iron Ore
Mt Newman JV(9)	BKM	342	63.2	0.07	4.7	2.0	2.2	481	62.2	0.08	5.8	2.1	2.4	823	62.6	0.08	5.3	2.1	2.3	23	780	23	85
	MM	23	61.6	0.06	3.0	1.6	6.8	42	62.0	0.07	2.8	1.8	6.2	65	61.9	0.07	2.9	1.7	6.4		67
Jimblebar(10)(11)	BKM	99	63.2	0.09	3.5	2.4	3.4	326	62.6	0.10	3.3	2.4	4.1	425	62.7	0.10	3.3	2.4	3.9	61	253	32	100
Mt Goldsworthy JV Northern (12)	NIM	8.9	59.5	0.06	9.6	1.7	3.0	15	59.1	0.05	10.8	1.1	2.4	24	59.2	0.05	10.4	1.3	2.6	12	3.2	2	85
Mt Goldsworthy JV Area C(13)(14)	BKM	53	62.6	0.14	2.9	1.9	5.0	127	61.7	0.13	3.7	2.1	5.2	180	62.0	0.13	3.5	2.0	5.1	18	—	18	85
	MM	180	62.4	0.06	2.8	1.6	5.8	216	61.4	0.06	3.6	1.9	6.1	396	61.9	0.06	3.2	1.8	6.0		418
Yandi JV(15)(16)	CID	791	57.4	0.04	5.6	1.4	10.5	301	56.9	0.04	6.2	1.5	10.6	1,092	57.2	0.04	5.8	1.4	10.5	24	913	20	85

		Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc					Millions of dry metric tonnes
Samarco JV(17)	ROM	451	43.9	0.05				173	44.0	0.05				624	44.7	0.05				21	480	17	50

(1)      The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proteroz oic banded iron formations. Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit. ROM – Run of Mine for Samarco, comprising itabirites and friable hematite ores.

(2)      The reserve grades listed: Fe -iron, P-phosphorous, SiO2– silica, Al2O3 – alumina, LOI – loss on ignition,, refer to in situ mass percentage on a dry weight basis. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). For Samarco: %Pc – phosphorous in concentrate. Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(3)      Metallurgical recovery is 100%, except for Mt Newman JV – Whaleback BKM where recovery is 92%. For Samarco, metallurgical recovery is 83.8%.

(4)      Approximate drill hole spacings used to classify the reserves are:

(10)    Changes to Jimblebar are due to additional resource definition drilling, new geological interpretation, new resource modelling and new pit designs for Jimblebar W1/2/3, and a change in cut-off grade from 60%Fe to 59%Fe.

(11)    The Jimblebar Reserves listed include the Wheelarra Hill 3, 4 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005, the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar Reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture tonnes. This disclosure and the financial statements are prepared on this basis.

(12)    Changes to Mt. Goldsworthy JV Northern are due to the inclusion of Cundaline, Nimingarra A and B deposits, and a change in cut-off from 58%Fe to 50%Fe for Cattle Gorge.

(13)    Changes to Mt Goldsworthy JV Area C are due to additional resource definition drilling, new geological interpretation and resource models for A Deposit, Packsaddle 1 and 3. New Reserve for Packsaddle 1 and 3 (BKM).

(14)    The Area C Reserves listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the reserves in C Deposit. This disclosure and the financial statements are prepared on this basis.

(15)    Changes to Yandi JV are due to a change in cut-off grade from 56%Fe to 55%Fe and 55.5%Fe, additional resource definition drilling, new geological interpretation and resource modelling for Yandi W1 and E4, and new pit designs.

(16)    The Yandi Reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi Joint Venture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the Reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

(17)    During the feasibility studies for the Third Pelletizing Plant Project further drilling and changes to the resource classification has confirmed a reserve for more than 20 years of mine life. The reported reserve is inside the 2027 pit designed for the Third Pelletizing Plant Project.

	Proved Ore Reserves	Probable Ore Reserves
Mt Newman JV	50m x 50m	300m x 50m
Jimblebar	50m x 50m	300m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	50m x 50m	300m x 50m
Yandi JV	50m x 50m	150m x 150m
Samarco JV	AL North: 200m x 200m x 16m	AL North: 400m x 400m x 16m
	AL Centre: 200m x 200m x 16m	AL Centre: 400m x 400m x 16m
	AL South: 200m x 200m x 16m	AL South: 400m x 400m x 16m

(5)      Competent Persons – Mt Newman JV. Jimblebar, Mt Goldsworthy JV Northern and Area C, Yandi JV: R Pasyar (MAusIMM) J Kirk (MAusIMM). Samarco JV: J D da Silva (MAusIMM), L Rezende (MAusIMM), both employed by Samarco Mineraçáo SA.

(6)      Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate reserves: Mt Newman 50–62%Fe for BKM, 59%Fe for MM; Jimblebar 59%Fe for BKM; Mt Goldsworty 50%Fe for NIM, 57%Fe for MM, 59.5%Fe for BKM; Yandi 55–55.5%Fe for CID.

(7)      Our Western Australian iron ore reserves are all located on State Agreement mining leases that guarantee the right to mine, except the Cattle Gorge mine (part of Mt Goldsworthy JV Northern), which is an operating mine on a standard Western Australian mining lease. We are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations on a particular area. We have included in our reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life-of-mine schedule.

(8)      Mine life (years) is calculated as Total Reserve divided by current approved nominal production rate.

(9)      Changes to Mt Newman JV are due to additional resource definition drilling, new geological interpretation and resource models for Whaleback, 0B24, 0B25 Pit 4 and OB30, and changed MM and BKM (except Whaleback) cut-off grade from 60%Fe to 59%Fe.

Table 3. Manganese Mineral Resource Statement

Manganese Customer Sector Group

Mineral Resources

The tables below detail the total inclusive Mineral Resources for the Manganese Customer Sector Group estimated as at 30 June 2008 in 100 percent terms (unless otherwise stated).

As at 30 June 2008														As at 30 June 2008
		Measured Resource			Indicated Resource			Inferred Resource			Total Resource			Total Resource
Commodity Deposit (1)(2)	Ore Type	Millions of dry metric tonnes	Grade		Millions of dry metric tonnes	Grade		Millions of dry metric tonnes	Grade		Millions of dry metric tonnes	Grade		Millions of dry metric tonnes	Grade		BHP Billiton Interest %
			% Mn	% Yield		% Mn	% Yield		% Mn	% Yield		% Mn	% Yield		% Mn	% Yield
Manganese
GEMCO (3)	ROM	78	46.4	44	48	46.0	44	39	43.4	45	164	46.1	44	170	46.1	44	60

		Millions of dry metric tonnes	% Mn		Millions of dry metric tonnes	% Mn		Millions of dry metric tonnes	% Mn		Millions of dry metric tonnes	% Mn		Millions of dry metric tonnes	% W1 lump
Wessels (4)(5)	Lower Body	11	46.7		46	46.1		—	—		56	46.2		22	48.9		54.6
	Upper Body (6)	—	—		103	43.7		—	—		103	43.7		—	—

		Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe	Millions of Wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe	Millions of wet metric tonnes	% Mn	% Fe
Mamatwan (4)(7)	M. C and N Zones	59	37.6	4.5	25	36.8	4.5	7.3	36.5	4.6	90	37.3	4.5	68	37.1	4.84	54.6
	X zone	7.0	37.2	4.8	1.9	36.5	4.7	0.5	35.9	4.4	9.4	37.0	4.8	—	—	—
	Top cut (Balance)	30	31.1	6.4	16	30.3	6.2	4.5	30.3	6.2	50	30.8	6.3	—	—	—

(1)      Competent Persons – Resources

GEMCO: E P W Swindell (SACNASP)

Wessels: E P Ferreira (SACNASP)

Mamatwan: O van Antwerpen (SACNASP)

(2)      The Mineral Resources are reported after adjustment for depletion due to mining (actual production from 1 July 2007 to 30 April 2008 and forecast production for May and June 2008).

(3)       GEMCO – ROM – run of mine product . Manganese grades (%Mn ) are given as per washed ore samples and should be read together with their respective yields. Culturally significant areas have been excised from the resources (G Quarry Rainforest) adjacent to the local community. This excision equates to 3.2Mt of ROM.

(4)      An agreement has been signed between Samancor Manganese and empowerment consortium Ntsimbintle Mining Pty Ltd. The Ntsimbintle agreement has been signed by both parties but remains subject to Government approval which is believed to be administrative in nature. This transaction allows for the inclusion of part of the Prospecting Rights held by Ntsimbintle into the Wessels and Mamatwan Mining Areas in exchange for 9% equity in Hotazel Mines, thereby adding the resources within the Ntsimbintle Prospecting Right to the Wessels and Mamatwan Mining Rights. The BHP Billiton share of Wessels and Mamatwan mines (Hotazel Manganese Mines) therefore drops from 60% to 54.6%.

(5)      The Mn cut-off grade at Wessels has been lowered from 45% to 37.5% due to the following: Wessels Mine has historically been a high grade mine – mean Manganese (Mn) content for W1Lump being 48%. As a result only this high grade portion was previously declared while a low grade portion, W4Lump at a mean grade of 41.1%Mn, was not declared. Selling of this low grade product is dependent on marketing requirements. Positive changes in market conditions now allow for the inclusion of all grades above a cut-off of 37.5%Mn. The traditional W1Lump at a mean grade of 48% was also adjusted to 47%Mn.

(6)      The addition of the Upper Body to the Wessels Mine Mineral Resource arises from a process of extensive evaluation during FY2008, including the development of an ore body model largely based upon an extensive drilling database accumulated over the history of the mine.

(7)      At Mamatwan, the X Zone and Top Cut (Balance) have not previously been declared as Mineral Resource in the Annual Report. As a matter of course, this material has to be mined in the process of accessing the economic X, M, C and N zones, and due to positive market conditions, this material now has potential economic value.

IMPORTANT NOTICES

Certain statements in this news release are forward-looking statements (including statements regarding the identification of additional mineral Reserves and Resources) that are based on current expectations and beliefs. These expectations and beliefs may or may not prove to be correct and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Cautionary Note to US Investors – The US Securities and Exchange Commission (“SEC”) generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resource”, “indicated resource”, “inferred resource” and “measured resource”, would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC’s Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. Although the iron ore Reserves presented in this news release have been calculated in accordance with Industry Guide 7, BHP Billiton urges investors to refer to its Annual Report on Form 20-F for the fiscal year ended 30 June, 2007 for its most recent statements of its other mineral Reserves calculated in accordance with Industry Guide 7.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Further BHP Billiton information can be found on our Internet site: http://www.bhpbilliton.com

Australia

Samantha Evans, Media Relations

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email: Samantha.Evans@bhpbilliton.com

Leng Lau, Investor Relations

Tel: +61 3 9609 4202 Mobile: +61 403 533 706

email: Leng.Y.Lau@bhpbilliton.com

United States

Tracey Whitehead, Investor & Media Relations

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email: Tracey.Whitehead@bhpbilliton.com

United Kingdom & South Africa

Andre Liebenberg, Investor Relations

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email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations

Tel: +44 20 7802 4195 Mobile: +44 7920 237 246

email: Illtud.Harri@bhpbilliton.com